Exhibit 99.13

LORD ROBERTSON TO JOIN CABLE AND WIRELESS PLC

Cable and Wireless plc announces today (30 June 2003) that Lord Robertson of Port Ellen, Secretary General of NATO, has been appointed as Deputy Chairman of Cable and Wireless plc, with effect from 1 February 2004.

This role will be part-time executive and he will play a leading part in the management of host government relationships wherever Cable & Wireless operates.

During his tenure as Secretary General, Lord Robertson is widely credited with carrying out a successful transformation of NATO.

Cable & Wireless’ Chairman, Richard Lapthorne, said, “We are absolutely delighted that George Robertson has agreed to join us. He brings to the company a unique set of skills and values that will be ideal in helping us successfully manage and develop our worldwide group of national telecommunications businesses.”

He added, “Developing and, over time, expanding these businesses is a key part of Cable & Wireless’ strategy. In carrying that out, we are acutely aware that we will be managing assets that are strategically important to governments and we want to work with them to help them meet their national objectives. George Robertson’s reputation and skills will contribute widely to building trust in that process.”

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